LUXOR INDUSTRIAL CORPORATION

02034670

30-Apr-02

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Martin L. Meyrowitz
Attorney Advisor

Re: Luxor Industrial Corporation
File No: 82-822

SUPPL

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 6/30/2001
- Quarterly Report for filing of Form 51 - 901F dated 9/30/2001
- News Release dated 6/27/2001
- News Release dated 7/12/2001
- News Release dated 7/17/2001
- News Release dated 8/7/2001
- News Release dated 8/9/2001
- News Release dated 8/13/2001
- News Release dated 8/20/2001
- News Release dated 9/4/2001
- News Release dated 9/10/2001
- News Release dated 10/22/2001
- News Release dated 11/5/2001
- News Release dated 11/26/2001
- Letter to Canadian Venture Exchange for filing of Private Placements (Policy 4.1) dated 8/10/2001
- Letter from Canadian Venture Exchange dated 8/15/2001
- Insider Report for Terry O. Lashman dated 7/6/2001
- Insider Report for Terry O. Lashman dated 8/7/2001
- Insider Report for Terry O. Lashman dated 9/7/2001
- Insider Report for Terry O. Lashman dated 10/10/2001
- Insider Report for Terry O. Lashman dated 10/20/2001
- Insider Report for Terry O. Lashman dated 10/31/2001
- Insider Report for Terry O. Lashman dated 11/13/2001
- Insider Report for Terry O. Lashman dated 12/10/2001
- Insider Report for Terry O. Lashman dated 12/21/2001
- Insider Report for Gary G. Liu dated 7/6/2001

dw 6/12

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

We trust you will find the enclosures in order.

Luxor Industrial Corporation

Gary G. Liu
Encl.

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2001
DATE OF REPORT: August 17, 2001

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	01/08/17 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	01/08/17 Y M D

LUXOR INDUSTRIAL CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEET

JUNE 30, 2001 AND DECEMBER 31, 2000

(Unaudited-Prepared by Management)

	June 30, 2001	December 31, 2000
ASSETS		
CURRENT		
Cash and term deposits	$ 6,128	$ 38,464
Accounts receivable	106,996	29,154
Marketable securities (note 2.b)	300	300
Advances to related parties	-	-
Inventory (note 2.c)	81,812	101,338
	$ 195,236	$ 169,256
CAPITAL ASSETS (note 2.k and 3)	37,081	34,876
LICENCE AND PATENT COSTS (note 2.h and 3)	98,134	102,338
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.g and 4)	555,054	583,141
	$ 885,505	$ 889,611
LIABILITIES		
CURRENT		
Accounts payable	$ 142,077	$ 115,170
Advances from related parties (note 5 and 8)	106,679	44,773
	$ 248,756	$ 159,943
MINORITY INTEREST	35,284	35,284
	$ 284,040	$ 195,227
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 6)	$ 8,939,340	$ 8,859,340
DEFICIT	(8,337,875)	(8,164,956)
	$ 601,465	$ 694,384
	$ 885,505	$ 889,611

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2001AND 2000

(Unaudited-Prepared by Management)

	3 Months Ended Jun 30 2001	6 Months Ended Jun 30 2001	3 Months Ended Jun 30 2000	6 Months Ended Jun 30 2000
REVENUE	$ 253,482	$ 455,290	$ 134,755	$ 225,225
Less returns and allowances	4,168	5,589	1,564	5,092
	$ 249,314	$ 449,701	$ 133,191	$ 220,133
COST OF SALES				
Bracing Bridging	$ 91,608	$ 197,472	$ 77,160	$ 127,209
Gross margin before royalty (56.09%; 2000 - 42.21%)	$ 157,706	$ 252,229	$ 56,031	$ 92,924
Royalty	13,789	25,011	7,519	12,458
GROSS MARGIN (50.53%; 2000 - 36.55%)	$ 143,917	$ 227,218	$ 48,512	$ 80,466
EXPENSES				
Automotive	$ 8,755	$ 17,756	$ 13,892	$ 32,478
Bank charges	223	435	369	621
Code and license fees	6,510	9,396	5,235	8,309
Consulting fees	6,750	11,250	6,000	12,000
Depreciation and amortization	17,364	34,688	18,093	35,113
Engineer Services	12,000	24,000	10,000	73,440
Equipment rental	1,585	2,873	918	2,250
Insurance	-	8,639	-	6,402
Management fees, salaries and wages	75,621	149,002	112,766	219,375
Office supplies and miscellaneous	8,601	15,302	4,340	11,075
Postage and courier	2,707	5,794	1,295	3,018
Product promotion	9,550	26,638	12,534	19,131
Professional fees	7,647	9,380	24,928	27,650
Rent and utilities	20,205	42,477	18,258	42,220
Software development	2,850	2,850	96,000	96,000
Stock exchange and filing fees	970	2,583	885	3,454
Supplies, maintenance and repairs	6,446	9,102	2,277	4,743
Telephone	7,935	14,189	8,028	15,828
Transfer agent fees	2,731	4,258	1,273	2,363
Travel and promotion	3,335	12,971	3,733	9,334
	$ 201,785	$ 403,583	$ 340,824	$ 624,804
LOSS BEFORE OTHER ITEMS	$ 57,868	$ 176,365	$ 292,312	$ 544,338
OTHER ITEMS				
Other revenue	$ 555	$ 555	$ 70	$ 70
Interest income	9	116	-	-
Exchange gain(loss)	(20)	216	1,181	2,228
Prior year adjustments	2,559	2,559	821	821
	$ 3,103	$ 3,446	$ 2,072	$ 3,119
LOSS FOR THE PERIOD	$ 54,765	$ 172,919	$ 290,240	$ 541,219
Loss per share	$ 0.00	$ 0.01	$ 0.02	$ 0.03

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

SIX MONTHS ENDED JUNE 30, 2001 AND 2000

(Unaudited-Prepared by Management)

	6 Months Ended Jun 30 2001	6 Months Ended Jun 30 2000
DEFICIT		
Balance, beginning	$ (8,164,956)	$ (7,310,553)
Loss for the period	(172,919)	(541,219)
Balance, ending	$ (8,337,875)	$ (7,851,772)

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
THREE AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(Unaudited-Prepared by Management)

	3 Months Ended Jun 30 2001	6 Months Ended Jun 30 2001	3 Months Ended Jun 30 2000	6 Months Ended Jun 30 2000
OPERATING ACTIVITIES				
Loss for the period	$ (54,765)	$ (172,919)	$ (290,240)	$ (541,219)
Item not involving cash				
Depreciation and amortization	17,364	34,688	18,093	35,113
	$ (37,401)	$ (138,231)	$ (272,147)	$ (506,106)
Changes in non-cash working capital items	(22,949)	(31,408)	209,546	105,566
Cash used in operating activities	$ (60,350)	$ (169,639)	$ (62,601)	$ (400,540)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ 80,000	$ 80,000	$ -	$ 180,000
Advances from (to) related parties	(16,551)	61,906	(1,462)	191,951
Cash provided by financing activities	$ 63,449	$ 141,906	$ (1,462)	$ 371,951
INVESTING ACTIVITIES				
Acquisition of capital assets	$ (4,603)	$ (4,603)	$ (301)	$ (2,237)
Cash used in investing activities	$ (4,603)	$ (4,603)	$ (301)	$ (2,237)
NET INCREASE (DECREASE) IN CASH	$ (1,504)	$ (32,336)	$ (64,364)	$ (30,826)
CASH, BEGINNING	7,632	38,464	69,690	36,152
CASH, ENDING	$ 6,128	$ 6,128	$ 5,326	$ 5,326

LUXOR INDUSTRIAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. As at the end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at the end of the period is $52 (2000 - $80).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

d) Loss per share

Loss per share has been calculated using the weighted average number of shares issued during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 17,843,534 (2000 - 16,330,505). Diluted loss per share has not been provided for the first six months of 2001 and 2000 as it would be anti-dilutive.

e) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

f) Foreign currency translation

At December 31, 2000, monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Revenue and expense items, excepting amortization, are translated at the average rate of exchange for the year. In the current period, most of foreign currency transactions are related to the United States and have been translated into Canadian dollars at 1.50 per US dollar (2000 - 1.45).

g) Research and development expenditures

Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

h) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

i) Financial instruments

The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

k) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

l) Income taxes

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

m) Stock-based compensation

The company has approved purchase options which are detailed in note 6. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3. Capital Assets

	2001			2000
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 86,451	$ 51,495	$ 34,956	$ 34,295
Leasehold improvements	33,726	33,186	540	-
Automobile	6,000	4,415	1,585	2,249
License and patents	135,129	37,518	97,611	106,461
	$ 261,306	$ 126,614	$ 134,692	$ 143,005

4. Research and Development Expenditures

	2001	2000
Balance, beginning of year	$ 583,141	$ 706,524
Less: amortization	28,087	28,087
Balance, end of the period	$ 555,054	$ 678,437

5. Advances To / From Related Parties

Advances to or from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

6. Share Capital

a) Authorized Capital

Effective May 15, 2001, 411,250 escrow shares were cancelled and returned to treasury and the authorized common share capital of the Company was reduced to 99,588,750 common shares without par value (see note 6.f).

b) Issued Capital

		2001		2000	
		Shares	Amount	Shares	Amount
Balance, beginning of year		18,054,784	$8,859,340	16,030,505	$7,827,200
Issued for cash:		-	-	-	-
	Private Placement	-	-	300,000	180,000
	Options	200,000	80,000		
Return Escrow to treasury (Note 6.f)		-411,250	-		
Balance, end of the period		17,843,534	$8,939,340	16,330,505	$8,007,200

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Apr 25, 2001	200,000	$0.40	$80,000	Options	Cash	Nil

d) Stock options plan

The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
Mar 23, 2001	500,000	$0.40	Mar 19, 2006	

e) **Warrants and options outstanding**

Description	No. Of Shares	Price	Expiry Date
Series "A" share purchase warrants*	362,710	$0.90	Sep 16, 2001
Series "A" share purchase warrants*	300,000	$0.90	Feb 17, 2002
Series "A" share purchase warrants*	420,000	$0.50	Aug 1, 2002
Director and employees stock options	300,000	$0.40	Mar19, 2006

*Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue.

f) **Shares held in escrow**

411,250 common shares held in escrow were cancelled on May 15, 2001. As at the end of the period, 245,000 shares are held in escrow. Their release is subject to determination by regulatory authorities.

7. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

8. Related Party Transactions

a) During the period, the company paid management fees of $12,000 (2000 - $12,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $77,095 (2000 - $62,646) for office, rent, and promotional expenses to a company controlled by a director of the company. As at the end of the period, $39,424 (2000 - $43,493) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $37,500 (2000 - $37,500) to a company controlled by a director of the company.

d) During the period, the company reimbursed $20,792 (2000 - $10,692) for product promotional expenses to a director. As at the end of the period, $2,719 (2000 - $0) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $24,673 (2000 - $24,673) for marketing consulting services.

f) During the period, the company reimbursed $2,007 (2000 - $7,471) for product promotional expenses to a director. As at the end of the period, $190 (2000 - $0) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $25,011 (2000 - $12,458) (see note 7). As at the end of the period, $24,974 is payable (2000 -$37,597).

9. Income Taxes

The company has approximately $5,592,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

11. Subsequent Events

Subsequent to the end of the period the Company announced a private placement of 437,500 units at $0.40 per unit. Each unit consists of one common share and a two year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.50. This private placement is subject to regulatory approval.

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
FOR QUARTER ENDED:	June 30, 2001
DATE OF REPORT:	August 17, 2001

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	01/08/17 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	01/08/17 Y M D

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
THREE AND SIX MONTHS ENDED JUNE 30, 2001AND 2000

1 Research and development expenditures:

(Please see Note 4 - Exhibit 5)

2 Related party transactions:

(Please see Note 8 - Exhibit 5)

3 (a) Securities issued during the period January 1, 2001 to June, 30, 2001:

(Please see Note 6.c - Exhibit 5)

(b) Options were granted during the period January 1, 2001 to June, 30, 2001:

(Please see Note 6.d - Exhibit 5)

4 Share Capital:

(Please see Note 6 - Exhibit 5)

5 Directors as of June 30, 2001:

Terry O. Lashman	Director
K.J. (Ken) McClelland	Director
John W. R. Taylor	Director
Gary G. Liu	Director

LUXOR INDUSTRIAL CORPORATION

QUARTERLY REPORT
SIX MONTHS ENDED JUNE 30, 2001

MANAGEMENT DISCUSSION

In 2001, Luxor Industrial Corporation continued to make significant progress in its transition from being a research and development company to a marketing and manufacturing company. In 2000, the Company concentrated on increasing sales in existing areas of distribution and in the beginning of 2001, took steps to add distributors in additional regions in active United States housing markets.

Product Sales

A significant increase in sales pace started in the second half of 2000 and continues in 2001. First half 2001 sales totalled $455,290, up 102% compared to $225,225 in the first half of 2000. Sales for the second quarter of 2001 were $253,482, a quarterly record, up 88% compared to$134,775 in the second quarter of 2000. The increased sales pace has enabled the Company to maintain positive cash flow in its operations.

Sales were predominantly for projects under construction rather than for distributor or dealer inventories. Distributors can be promptly supplied from either British Columbia or Pennsylvania manufacturing facilities.

Product Distribution

Luxor began 2001 with eleven distributors. In Canada, Weyerhaeuser Canada Limited in British Columbia and Goodfellow Inc. in Ontario. In the United States, Vandermeer Forest Products, Inc. and Hampton Distribution Companies in the Pacific Northwest, Mid-State Lumber Corp., Eastern Engineered Wood Products and Holbrook Lumber Company in the North East, Snavely Forest Products, Atlantic Forest Products, Inc., North American Products, Inc. and Universal Forest Products in the mid Atlantic.

In March 2001, Snavely Forest Products Co., located in Denver, Colorado, and in April 2001, Jager Industries Inc., located in Bolton, Ontario and Dixie Plywood Company, located in Dallas, joined as distributors.

In June, 2001, P&R Truss Co. of Auburn, NY joined as a distributor. P&R Truss offers a full line of engineered wood products to their customers in the North East. P&R Truss also has operations in New York in New York Mills, Chaffee, Hudson, Sidney and Wappengers Falls.

In August 2001, Boise Cascade Corporation, located in Tucker, GA, joined as a distributor. The Tucker Branch distributes a wide range of building materials to retail dealers in Georgia, Alabama and parts of Florida, Tennessee and South Carolina. Boise Cascade offer their customers in house design services for engineered wood products. An initial stocking order of IBS 2000® Joist Connectors have been placed by Boise Cascade for application with BCI® engineered I-joists in floor assemblies. In addition to their Tucker facility, Boise Cascade have distribution centers in 27 locations throughout the United States. The appointment of Boise Cascade is in keeping with Luxor's plans to increase the rate of sales in 2001 by introducing IBS 2000® to new distributors in active U.S. housing markets. Housing starts in 2000 in Georgia were 93,328, the fourth largest following Florida, California and Texas. Luxor will pursue distribution arrangements with other Boise Cascade branches.

Strategic Alliances

The Company continues to work to establish strategic alliances with the engineered I-joist manufacturers represented by Luxor's distributors.

In 2000, Trus Joist™, a Weyerhaeuser Business, approved IBS 2000® for use with TJI® joists. The approval followed an extensive testing program to evaluate the floor performance contribution attained from various floor restraint devices. The approval letter states that "Trus Joist™ has evaluated the IBS 2000® Load Sharing Connectors™ and recognizes the positive performance characteristics it can lend to a floor system". Luxor's IBS 2000® was the only proprietary product to be approved by Trus Joist™.

Design values for IBS 2000® will be included as "approved" blocking products in future editions of the Trus Joist™ computer design software, expected to be released in the third quarter of 2001. The new software will define the performance of TJI® Floor Systems with IBS 2000® using the TJ-Pro® Rating System. As the I-joist industry leader, with a market share of approximately 50%, Trus Joist™ distributes its design software to more than ten thousand design professionals worldwide. Forecasts for the engineered wood I-joist industry predict that sales will double during the next seven years. Luxor's presence in Trus Joist™ software will significantly improve its position in the market.

Business Development

The engineered wood products market continues to be a rapidly growing sector of the North American housing market. During 1997, the market share for I-joists rose from 15 to 30% of the floor joist materials consumed and increased to 40% in 2001. In all cases, Luxor's IBS 2000® distributors represent one of the major engineered joist manufacturers. In order for Luxor to maximize its market penetration with the I-joist manufacturers it has been necessary for the Company to co-publish Span Tables which demonstrate the span and performance improvements achieved by the use of Luxor's IBS 2000®.

Span Tables for I-joists with IBS 2000® were individually prepared for each of the joist manufactures. Luxor's 1999 program resulted in the production of tables for Jager Industries Inc., Louisiana Pacific Corporation, Boise Cascade Corporation, Georgia Pacific Corporation, Willamette Industries, Inc. and Trus Joist™.

In the fourth quarter of 2000, Luxor completed unique IBS 2000® Floor Performance Ratings to provide designers, builders and homeowners with a simple and accurate method of evaluating floor performance. The IBS 2000® rating system is based on more than 30 years of industry research that established a correlation between point load deflection and the dynamic response of a floor to impact point loads and thus the floor's subjective acceptability. The IBS 2000® rating shows the change in acceptability when joist centers, depths and series are altered in floors built with and without Luxor's patented IBS 2000® Joist Connectors.

Bounce and vibration are the most common complaints of homeowners. Adding more materials, such as increasing joist depth, I-joist flange width and reducing on-center spacing are expensive and inconsistent solutions to the problem. The IBS 2000® Floor Performance Rating system provides the designer with specific alternative solutions that quantify the floor's performance. The floor performance ratings provide a selling tool to demonstrate the performance and value gains achieved by adding IBS 2000®.

Prior to the introduction of the Performance Ratings, Luxor advertised "IBS 2000® creates Better Performing Floors for Less Money". With the Performance Rating Tables, Luxor is able to quantify a floor's performance and advertise "How Much Better". The Tables reduce the amount of time required for explanation to designers, builders and homeowners and are an invaluable tool for sales growth.

In April of 2001, Luxor released its IBS 2000® Floor Navigator™ Design Analysis Software. The Floor Navigator™ is Luxor's first public release of its floor analysis program. The Floor Navigator™ program provides floor designers with both structural and performance information required to specify Luxor's patented IBS 2000® Load Sharing Connectors™. The addition of the software program to Luxor's growing list of design tools improves Luxor's ability to demonstrate the capability of its IBS 2000® Connectors to build better floors for less.

All design programs provide structural information. Luxor's Floor Navigator™ program is one of the first in the industry to provide performance as well as structural information. Each floor analysis includes Luxor's Floor Performance Rating that quantifies the performance of different floor joist configurations. This provides designers with the floor's level of performance before it is built. The floor performance rating system has proven to be the most valuable sales tool for IBS 2000®. The ability of the Floor

Navigator™ software to provide the Performance Rating as a natural part of the design process will increase the specification of IBS 2000® in floors.

Software has been completed for Louisiana Pacific Corporation and Jager Industries Inc. I-joists. In the second half of 2001, the Company expects to complete software for I-joists for Boise Cascade Corporation and Members of the American Plywood Association. Luxor intends to post updates to the program on its website, www.luxorcorp.com.

Development of the I-joist market with IBS 2000® has been a top priority for the Company. With the completion of the research and development phase of IBS 2000® and the product's success with I-joists in regional markets, the Company feels that its strategic program goals can be met in the forward period.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on current sales growth, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the company. The Company continues to move forward on enacting its marketing program. Continuing activities include the selection of distributors, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

In the forward period the Company will also devote a portion of its resources to the development of new products based on its patented technology. The product lines will be related to the current technology for marketing and distribution by Luxor's existing sales network.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. To enhance sales, a private placement of $175,000 was closed in August, 2001 for product marketing. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

FORM 51 - 901F

QUARTERLY REPORT

SEC MAIL PROCESSING
RECEIVED
JUN 0 3 2002
WASH. D.C. 155 SECTION

INCORPORATED AS PART OF:

- Schedule A
  Schedule B
  Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: September 30, 2001
DATE OF REPORT: November 22, 2001

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	01/11/22 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	01/11/22 Y M D

LUXOR INDUSTRIAL CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001AND 2000

SCHEDULE A

SCHEDULE B

SCHEDULE C

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
(Unaudited-Prepared by Management)

	September 30, 2001	December 31, 2000
ASSETS		
CURRENT		
Cash and term deposits	$ 170,250	$ 38,464
Accounts receivable	64,560	29,154
Marketable securities (note 2.b)	300	300
Advances to related parties	-	-
Inventory (note 2.c)	89,815	101,338
	$ 324,925	$ 169,256
CAPITAL ASSETS (note 2.k and 3)	32,997	34,876
LICENCE AND PATENT COSTS (note 2.h and 3)	97,841	102,338
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.g and 4)	541,011	583,141
	$ 996,774	$ 889,611
LIABILITIES		
CURRENT		
Accounts payable	$ 122,290	$ 115,170
Advances from related parties (note 5 and 8)	152,800	44,773
	$ 275,090	$ 159,943
MINORITY INTEREST	35,284	35,284
	$ 310,374	$ 195,227
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 6)	$ 9,114,340	$ 8,859,340
DEFICIT	(8,427,940)	(8,164,956)
	$ 686,400	$ 694,384
	$ 996,774	$ 889,611

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001AND 2000
(Unaudited-Prepared by Management)

	3 Months Ended Sep 30 2001	9 Months Ended Sep 30 2001	3 Months Ended Sep 30 2000	9 Months Ended Sep 30 2000
REVENUE	$ 243,026	$ 698,316	$ 127,393	$ 352,618
Less returns and allowances	3,294	8,883	28,250	33,342
	$ 239,732	$ 689,433	$ 99,143	$ 319,276
COST OF SALES				
Bracing Bridging	$ 94,850	$ 292,322	$ 70,206	$ 197,415
Gross margin before royalty (57.6%; 2000 - 38.17%)	$ 144,882	$ 397,111	$ 28,937	$ 121,861
Royalty	13,381	38,392	6,927	19,385
GROSS MARGIN (52.03%; 2000 - 32.1%)	$ 131,501	$ 358,719	$ 22,010	$ 102,476
EXPENSES				
Automotive	$ 11,054	$ 28,810	$ 7,236	$ 39,714
Bank charges	161	596	239	860
Code and license fees	-	9,396	-	8,309
Consulting fees	-	11,250	6,000	18,000
Depreciation and amortization	17,665	52,893	18,116	53,229
Engineer Services	13,343	37,343	(9,000)	64,440
Equipment rental	1,649	4,522	1,509	3,759
Insurance	(750)	7,889	-	6,402
Management fees, salaries and wages	84,594	233,596	76,767	296,142
Office supplies and miscellaneous	7,109	22,500	3,130	14,205
Postage and courier	3,196	8,990	916	3,934
Product promotion	25,736	52,374	6,319	25,450
Professional fees	3,216	12,596	(4,008)	23,642
Rent and utilities	20,483	62,960	14,417	56,637
Software development	16,800	19,650	48,000	144,000
Stock exchange and filing fees	662	3,245	940	4,394
Supplies, maintenance and repairs	5,015	14,117	2,964	7,707
Telephone	6,275	20,464	6,064	21,892
Transfer agent fees	783	5,041	2,334	4,697
Travel and promotion	8,028	20,999	6,014	15,348
	$ 225,019	$ 629,231	$ 187,957	$ 812,761
LOSS BEFORE OTHER ITEMS	$ 93,518	$ 270,512	$ 165,947	$ 710,285
OTHER ITEMS				
Other revenue	$ 115	$ 670	$ 93	$ 163
Interest income	671	787	273	273
Exchange gain(loss)	3,235	3,451	(2)	2,226
Prior year adjustments	61	2,620	6,340	7,161
	$ 4,082	$ 7,528	$ 6,704	$ 9,823
LOSS FOR THE PERIOD	$ 89,436	$ 262,984	$ 159,243	$ 700,462
Loss per share	$ 0.00	$ 0.01	$ 0.01	$ 0.04

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2001AND 2000
(Unaudited-Prepared by Management)

	9 Months Ended Sep 30 2001	9 Months Ended Sep 30 2000
DEFICIT		
Balance, beginning	$ (8,164,956)	$ (7,310,553)
Loss for the period	(262,984)	(700,462)
Balance, ending	$ (8,427,940)	$ (8,011,015)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001AND 2000
(Unaudited-Prepared by Management)

	3 Months Ended Sep 30 2001	9 Months Ended Sep 30 2001	3 Months Ended Sep 30 2000	9 Months Ended Sep 30 2000
OPERATING ACTIVITIES				
Loss for the period	$ (89,436)	$ (262,984)	$ (159,243)	$ (700,462)
Item not involving cash				
Depreciation and amortization	17,665	52,893	18,116	53,229
	$ (71,771)	$ (210,091)	$ (141,127)	$ (647,233)
Changes in non-cash working capital items	14,646	(16,762)	(97,206)	8,360
Cash used in operating activities	$ (57,125)	$ (226,853)	$ (238,333)	$ (638,873)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ 175,000	$ 255,000	$ 210,000	$ 390,000
Advances from (to) related parties	46,121	108,027	94,465	286,416
	-		-	
Cash provided by financing activities	$ 221,121	$ 363,027	$ 304,465	$ 676,416
INVESTING ACTIVITIES				
Acquisition of capital assets	$ 2,080	$ (2,435)	$ (2,052)	$ (4,289)
Licence and patent costs	(1,953)	(1,953)	(182)	(182)
Research and development	-	-	-	-
	-		-	
Cash used in investing activities	$ 126	$ (4,388)	$ (2,234)	$ (4,471)
NET INCREASE (DECREASE) IN CASH	$ 164,122	$ 131,786	$ 63,898	$ 33,072
CASH, BEGINNING	6,128	38,464	5,326	36,152
CASH, ENDING	$ 170,250	$ 170,250	$ 69,224	$ 69,224

LUXOR INDUSTRIAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. As at the end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at the end of the period is $16 (2000 - $96).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

d) Loss per share

Loss per share has been calculated using the weighted average number of shares issued during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2000 - 16,750,505). Diluted loss per share has not been provided for the first six months of 2001 and 2000 as it would be anti-dilutive.

e) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

f) Foreign currency translation

At December 31, 2000, monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Revenue and expense items, excepting amortization, are translated at the average rate of exchange for the year. In the current period, most of foreign currency transactions are related to the United States and have been translated into Canadian dollars at 1.50 per US dollar (2000 - 1.45).

g) Research and development expenditures

Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

h) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

i) **Financial instruments**

The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) **Estimates**

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

k) **Capital assets**

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of thé lease for leasehold improvements.

l) **Income taxes**

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

m) **Stock-based compensation**

The company has approved purchase options which are detailed in note 6. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3. Capital Assets

	2001			2000
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 84,372	$ 52,877	$ 31,495	$ 34,548
Leasehold improvements	33,726	33,726	-	-
Automobile	6,000	4,498	1,502	2,124
License and patents	137,516	39,675	97,841	104,496
	$ 261,614	$ 130,776	$ 130,838	$ 141,168

4. Research and Development Expenditures

	2001	2000
Balance, beginning of year	$ 583,141	$ 706,523
Less: amortization	42,130	42,130
Balance, end of the period	$ 541,011	$ 664,393

5. Advances To / From Related Parties

Advances to or from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

6. Share Capital

a) Authorized Capital

Effective May 15, 2001, 411,250 escrow shares were cancelled and returned to treasury and the authorized common share capital of the Company was reduced to 99,588,750 common shares without par value (see note 6.f).

b) Issued Capital

		2001		2000	
		Shares	Amount	Shares	Amount
Balance, beginning of year		18,054,784	$8,859,340	16,030,505	$7,827,200
Issued for cash:		-	-	-	-
	Private Placement	437,500	175,000	720,000	390,000
	Options	200,000	80,000		
Return Escrow to treasury (Note 6.f)		-411,250	-		
Balance, end of the period		18,281,034	$9,114,340	16,750,505	$8,217,200

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Apr 25, 2001	200,000	$0.40	$80,000	Options	Cash	Nil
Aug 23, 2001	437,500	$0.40	$175,000	Private Placement	Cash	Nil

d) Stock options plan

The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
Mar 23, 2001	500,000	$0.40	Mar 19, 2006	

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Series "A" share purchase warrants*	300,000	$0.90	Feb 17, 2002
Series "A" share purchase warrants*	420,000	$0.75	Jul 31, 2002
Series "A" share purchase warrants*	437,500	$0.40	Jul 16, 2003
Director and employees stock options	300,000	$0.40	Mar19, 2006

*Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue.

f) Shares held in escrow

411,250 common shares held in escrow were cancelled on May 15, 2001. As at the end of the period, 245,000 shares are held in escrow. Their release is subject to determination by regulatory authorities.

7. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

8. Related Party Transactions

a) During the period, the company paid management fees of $36,000 (2000 - $36,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $123,703 (2000 - $90,761) for office, rent, and promotional expenses to a company controlled by a director of the company. As at the end of the period, $63,372 (2000 - $80,777) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $56,250 (2000 - $56,250) to a company controlled by a director of the company.

d) During the period, the company reimbursed $30,550 (2000 - $14,502) for product promotional expenses to a director. As at the end of the period, no amount (2000 - $1,875) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $37,009 (2000 - $37,009) for marketing consulting services.

f) During the period, the company reimbursed $4,155 (2000 - $8,556) for product promotional expenses to a director. As at the end of the period, no amount (2000 - $270) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $38,392 (2000 - $19,385) (see note 7). As at the end of the period, $45,461 is payable (2000 -$44,524).

9. Income Taxes

The company has approximately $5,592,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
FOR QUARTER ENDED:	September 30, 2001
DATE OF REPORT:	November 22, 2001

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	01/11/22 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	01/11/22 Y M D

LUXOR INDUSTRIAL CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001AND 2000

1 Research and development expenditures:

(Please see Note 4 - Exhibit 5)

2 Related party transactions:

(Please see Note 8 - Exhibit 5)

3 (a) Securities issued during the period January 1, 2001 to September, 30, 2001:

(Please see Note 6.c - Exhibit 5)

(b) Options were granted during the period January 1, 2001 to September, 30, 2001:

(Please see Note 6.d - Exhibit 5)

4 Share Capital:

(Please see Note 6 - Exhibit 5)

5 Directors as of September 30, 2001:

Terry O. Lashman	Director
K.J. (Ken) McClelland	Director
John W. R. Taylor	Director
Gary G. Liu	Director

LUXOR INDUSTRIAL CORPORATION

QUARTERLY REPORT
NINE MONTHS ENDED SEPTEMBER 30, 2001

MANAGEMENT DISCUSSION

In 2001, Luxor Industrial Corporation continued to make significant progress in its transition from being a research and development company to a marketing and manufacturing company. In 2000, the Company concentrated on increasing sales in existing areas of distribution and in the beginning of 2001, took steps to add distributors in additional regions in active United States housing markets.

Product Sales

A significant increase in sales pace started in the second half of 2000 and continues in 2001. Nine month sales totalled $698,316, up 98% compared to $352,618 for the same period of 2000. Sales for the third quarter of 2001 were $243,026, up 91% compared to$127,393 in the third quarter of 2000. The increased sales pace has enabled the Company to maintain positive cash flow in its operations.

Sales were predominantly for projects under construction rather than for distributor or dealer inventories. Distributors can be promptly supplied from either British Columbia or Pennsylvania manufacturing facilities.

Product Distribution

Luxor began 2001 with eleven distributors. In Canada, Weyerhaeuser Canada Limited in British Columbia and Goodfellow Inc. in Ontario. In the United States, Vandermeer Forest Products, Inc. and Hampton Distribution Companies in the Pacific Northwest (Seattle), Mid-State Lumber Corp., Eastern Engineered Wood Products and Holbrook Lumber Company in the North East, Snavely Forest Products, Atlantic Forest Products, Inc., North American Products, Inc. and Universal Forest Products in the mid Atlantic.

In March 2001, Snavely Forest Products Co., located in Denver, Colorado, and in April 2001, Jager Industries Inc., located in Bolton, Ontario and Dixie Plywood Company, located in Dallas, joined as distributors.

In June, 2001, P&R Truss Co. of Auburn, NY joined as a distributor. P&R Truss offers a full line of engineered wood products to their customers in the North East. P&R Truss also has operations in New York in New York Mills, Chaffee, Hudson, Sidney and Wappengers Falls.

In August 2001, Boise Cascade Corporation, located in Tucker, GA, joined as a distributor. The Tucker Branch distributes a wide range of building materials to retail dealers in Georgia, Alabama and parts of Florida, Tennessee and South Carolina. Boise Cascade offer their customers in house design services for engineered wood products. An initial stocking order of IBS 2000® Joist Connectors have been placed by Boise Cascade for application with BCI® engineered I-joists in floor assemblies. In addition to their Tucker facility, Boise Cascade have distribution centers in 27 locations throughout the United States. The appointment of Boise Cascade is in keeping with Luxor's plans to increase the rate of sales in 2001 by introducing IBS 2000® to new distributors in active U.S. housing markets. Housing starts in 2000 in Georgia were 93,328, the fourth largest following Florida, California and Texas. Luxor will pursue distribution arrangements with other Boise Cascade branches.

In September 2001, Hampton Distribution Companies located in Portland, Oregon and International Wood Products located in Clackamas, Oregon joined as distributors.

Strategic Alliances

The Company continues to work to establish strategic alliances with the engineered I-joist manufacturers represented by Luxor's distributors.

In 2000, Trus Joist™, a Weyerhaeuser Business, approved IBS 2000® for use with TJI® joists. The approval followed an extensive testing program to evaluate the floor performance contribution attained from various floor restraint devices. The approval letter states that "Trus Joist™ has evaluated the IBS 2000® Load Sharing Connectors™ and recognizes the positive performance characteristics it can lend to a floor system". Luxor's IBS 2000® was the only proprietary product to be approved by Trus Joist™.

Design values for IBS 2000® will be included as "approved" blocking products in future editions of the Trus Joist™ computer design software, expected to be released in the forth quarter of 2001. The new software will define the performance of TJI® Floor Systems with IBS 2000® using the TJ-Pro® Rating System. As the I-joist industry leader, with a market share of approximately 50%, Trus Joist™ distributes its design software to more than ten thousand design professionals worldwide. Forecasts for the engineered wood I-joist industry predict that sales will double during the next seven years. Luxor's presence in Trus Joist™ software will significantly improve its position in the market.

Business Development

The engineered wood products market continues to be a rapidly growing sector of the North American housing market. During 1997, the market share for I-joists rose from 15 to 30% of the floor joist materials consumed and increased to 40% in 2001. In all cases, Luxor's IBS 2000® distributors represent one of the major engineered joist manufacturers. In order for Luxor to maximize its market penetration with the I-joist manufacturers it has been necessary for the Company to co-publish Span Tables which demonstrate the span and performance improvements achieved by the use of Luxor's IBS 2000®.

Span Tables for I-joists with IBS 2000® were individually prepared for each of the joist manufactures. Luxor's 1999 program resulted in the production of tables for Jager Industries Inc., Louisiana Pacific Corporation, Boise Cascade Corporation, Georgia Pacific Corporation, Willamette Industries, Inc. and Trus Joist™.

In the fourth quarter of 2000, Luxor completed unique IBS 2000® Floor Performance Ratings to provide designers, builders and homeowners with a simple and accurate method of evaluating floor performance. The IBS 2000® rating system is based on more than 30 years of industry research that established a correlation between point load deflection and the dynamic response of a floor to impact point loads and thus the floor's subjective acceptability. The IBS 2000® rating shows the change in acceptability when joist centers, depths and series are altered in floors built with and without Luxor's patented IBS 2000® Joist Connectors.

Bounce and vibration are the most common complaints of homeowners. Adding more materials, such as increasing joist depth, I-joist flange width and reducing on-center spacing are expensive and inconsistent solutions to the problem. The IBS 2000® Floor Performance Rating system provides the designer with specific alternative solutions that quantify the floor's performance. The floor performance ratings provide a selling tool to demonstrate the performance and value gains achieved by adding IBS 2000®.

Prior to the introduction of the Performance Ratings, Luxor advertised "IBS 2000® creates Better Performing Floors for Less Money". With the Performance Rating Tables, Luxor is able to quantify a floor's performance and advertise "How Much Better". The Tables reduce the amount of time required for explanation to designers, builders and homeowners and are an invaluable tool for sales growth.

In April of 2001, Luxor released its IBS 2000® Floor Navigator™ Design Analysis Software. The Floor Navigator™ is Luxor's first public release of its floor analysis program. The Floor Navigator™ program provides floor designers with both structural and performance information required to specify Luxor's patented IBS 2000® Load Sharing Connectors™. The addition of the software program to Luxor's growing list of design tools improves Luxor's ability to demonstrate the capability of its IBS 2000® Connectors to build better floors for less.

All design programs provide structural information. Luxor's Floor Navigator™ program is one of the first in the industry to provide performance as well as structural information. Each floor analysis includes Luxor's Floor Performance Rating that quantifies the performance of different floor joist configurations. This provides designers with the floor's level of performance before it is built. The floor performance rating system has proven to be the most valuable sales tool for IBS 2000®. The ability of the Floor

Navigator™ software to provide the Performance Rating as a natural part of the design process will increase the specification of IBS 2000® in floors.

Software has been completed for Louisiana Pacific Corporation and Jager Industries Inc. I-joists as well as for I-joist manufacturers who are Members of the American Plywood Association. In the fourth quarter of 2001, the Company expects to complete software for I-joists for Boise Cascade Corporation. Luxor intends to post updates to the program on its website, www.luxorcorp.com.

Development of the I-joist market with IBS 2000® has been a top priority for the Company. With the completion of the research and development phase of IBS 2000® and the product's success with I-joists in regional markets, the Company feels that its strategic program goals can be met in the forward period.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

The events of September 11 have adversely affected IBS 2000® sales during September and October. The Company expects November and December sales to be less than envisioned prior to September 11. Based on sales growth in 2001, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the company. The Company continues to move forward on enacting its marketing program. Continuing activities include the selection of distributors, direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

In the forward period the Company will also devote a portion of its resources to the development of new products based on its patented technology. The product lines will be related to the current technology for marketing and distribution by Luxor's existing sales network.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. To enhance sales, a private placement of $175,000 was closed in August, 2001 for product marketing. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

LUXOR INDUSTRIAL CORPORATION

www.luxorcorp.com

TRADING SYMBOL: (CDNX) LRL.V
TRADING SYMBOL: (OTC) LXRRF

June 27, 2001
PRESS RELEASE 17.2001

12g3(b)#82-822
STANDARD & POOR'S LISTED

Luxor Completes Initial Installations in California with its IBS 2000® Load Sharing Connectors™

Luxor Industrial Corporation is pleased to announce initial installations have commenced in custom homes in California using Luxor's patented IBS 2000® Load Sharing Connectors™. An installation was completed on Balboa Island (across from Newport Beach). The following letter was received from R&J Custom Homes who have also completed initial installations in Danville (San Francisco Bay Area).

"I am a custom builder in the San Francisco Bay Area. Over the years we have been continuously fighting "Bounce" in I-Joist type floor systems. Building in the upper-end custom market, our clients will not accept what seems to be the Industry Standard for allowable bounce. We have tried metal bridging, blocking and mid-span stiffeners nailed to the bottom flange to no avail. Your product was recently brought to my attention and I decided to try it on a house that was engineered near the maximum spans from the Manufacturers Span Tables.

The client we are building for is a "Big" guy and we were very concerned about how the floor would perform. The installation was very easy, and I am amazed at the difference it made, it actually feels much more like a concrete slab than a raised wood floor. I have shown the installed system to the engineer who did the initial design, and he agrees that this is a great solution. I will be using the IBS2000 system for all of our future I-Joist floors, regardless of what the project engineering calls for.

Thank you for filling a void and removing a source of customer complaints and call-backs."

Jim Wood
President

R&J Construction, Inc., General Contractors
2717 N. Main Street, Suite 6 • Walnut Creek, CA 94596

The Company will now pursue appointment of distributors in California in keeping with its plans to increase the rate of sales in 2001 by introducing IBS 2000® to new distributors in active US housing markets.

BY ORDER OF THE BOARD OF DIRECTORS

Terrence O. Lashman
President

For further information contact Robert C. Mason or Terry O. Lashman at (604) 684-7929 or (800) 665-2454, or visit Luxor's website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Load Sharing Connectors™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V — July 12, 2001 — 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF — **PRESS RELEASE 18.2001** — STANDARD & POOR'S LISTED

Luxor Posts Increased IBS 2000® Sales in June to Achieve its Best Month Ever

Luxor Industrial Corporation is pleased to announce that June 2001 sales of its patented IBS 2000® Load Sharing Connectors™ were $99,865, a record for any one month. The increased sales pace is a continuation of the growth trend that began in the second half of 2000.

Sales for the second quarter of 2001 were $253,481, a quarterly record, up 88% compared to $134,775 in the second quarter of 2000.

Sales for the first half of 2001 were $455,290, up 102% compared to $225,225 in the first half of 2000.

The Company is continuing to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Improved cash flow is allowing for the expansion of marketing programs with both existing and potential markets.

For further information contact Robert C. Mason or Travis T. Gu at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

On behalf of the board of directors,

Terry O. Lashman
President

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Mid-West*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Weyerhauser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL:	LRL.V (CDNX)	July 17, 2001	12g3(b)#82-822
TRADING SYMBOL:	LXRRF (OTC)	**PRESS RELEASE 19.2001**	STANDARD & POOR'S LISTED

PRIVATE PLACEMENT FOR $175,000 AGREED TO

The Company wishes to announce that it has agreed to a private placement of its securities which will consist of the sale of 437,500 units at $0.40 per unit. Each unit consists of one common share and a two year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.50. The proceeds from the private placement will be used for general working capital. The private placement referred to in this News Release is subject to acceptance for filing by the Canadian Venture Exchange.

For further information contact Robert C. Mason or Travis T. Gu at (800) 665-2454 or (604) 684-7929, or visit our website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Load Sharing Connectors™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL:	LRL.V (CDNX)	August 7, 2001	12g3(b)#82-822
TRADING SYMBOL:	LXRRF (OTC)	**PRESS RELEASE 20.2001**	STANDARD & POOR'S LISTED

Luxor Industrial Corporation wishes to announce that pursuant to the terms of an escrow agreement dated March 29, 1994, it has cancelled 411,250 common shares in its capital stock held in escrow. The escrow shares were registered in the name of Terry O. Lashman.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
President

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. D.C. 155 SECTION

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Load Sharing Connectors™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

The Canadian Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

www. .uxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V August 09, 2001 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 21.2001** STANDARD & POOR'S LISTED

Luxor's IBS 2000® Effectively Used In Bonus Room Applications Above Car Garages

Luxor Industrial Corporation is pleased to report that sales of its patented IBS 2000® Load Sharing Connectors™ have shown a significant increase in Bonus Room applications. Bonus Rooms, the long span living areas above garages, have been a focal point of Luxor's promotional program in 2001 as the use of IBS 2000® Connectors in these areas consistently results in better performing floors that cost less. Luxor is promoting the bonus room savings scenario to an extensive list of new distributors throughout the United States. New distributors are attracted to IBS 2000® as the Bonus Rooms present an immediate application for the product that requires a minimum of sales time and offers significant profit opportunities.

The following letter was received from a homeowner in Pennsylvania following the application of IBS 2000® Connectors in a Bonus Room.

> *"My wife and I recently added a two-story, two car garage to our property. My wife worked at a lumber yard at the time. She was quite impressed with a presentation of the IBS2000 system. While designing our garage, we requested that the IBS2000 system be used with the I-Joists for our second floor. It is a completely open area of 25' x 30' used for woodworking. Even with all the machinery and tools upstairs, there is no "bounce" at all in our floor.*
>
> *We plan to build a retirement home and shop in the future and the IBS2000 system will be a definite part of our designs. We think anyone who wants a good, solid building should insist that this system be used. Thank you for making such a great product. "*
>
> *Thomas Cannon 259 Walnut Street • Pottstown, PA 19464*

For further information contact Travis T. Gu or Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

On behalf of the board of directors,

Terry O. Lashman
President

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

TRADING SYMBOL: (CDNX) LRL.V August 13, 2001 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 22.2001** STANDARD & POOR'S LISTED

Boise Cascade Corporation of Tucker, GA to Distribute Luxor's IBS 2000® Load Sharing Connectors™

Luxor Industrial Corporation is pleased to announce the addition of Boise Cascade Corporation, located in Tucker, GA, as a distributor for its patented IBS 2000® Load Sharing Connectors™. The Tucker Branch distributes a wide range of building materials to retail dealers in Georgia, Alabama and parts of Florida, Tennessee and South Carolina. Boise Cascade offer their customers in house design services for engineered wood products. An initial stocking order of IBS 2000® Joist Connectors have been placed by Boise Cascade for application with BCI® engineered I-joists in floor assemblies. In addition to their Tucker facility, Boise Cascade have distribution centers in 27 locations throughout the United States.

The appointment of Boise Cascade is in keeping with Luxor's plans to increase the rate of sales in 2001 by introducing IBS 2000® to new distributors in active U.S. housing markets. Housing starts in 2000 in Georgia were 93,328, the fourth largest following Florida, California and Texas. Luxor will pursue distribution arrangements with other Boise Cascade branches.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

On behalf of the board of directors,

Terry O. Lashman
President

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Mid-West*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V   August 20, 2001   12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF   **PRESS RELEASE 23.2001**   STANDARD & POOR'S LISTED

Hampton Distribution Companies of Portland, OR to Distribute Luxor's IBS 2000® Load Sharing Connectors™

Luxor Industrial Corporation is pleased to announce the addition of Hampton Distribution Companies branch, located in Portland, OR, as a distributor for its patented IBS 2000® Load Sharing Connectors™. The Portland branch distributes a wide range of building materials to retail dealers in Oregon and Washington. Hampton offer their customers in house design services for engineered wood products. An initial stocking order of IBS 2000® Joist Connectors has been placed by Hampton for application with engineered I-joists in floor assemblies. In addition to their Portland facility, Hampton have distribution centers in Woodinville and Tacoma, WA and Sacramento, Newport Beach, Grand Terrace and City of Industry, CA. The Woodinville branch is an existing IBS 2000® distributor.

The appointment of Hampton's Portland operations is in keeping with Luxor's plans to increase the rate of sales in 2001 by introducing IBS 2000® to new distributors in active U.S. housing markets. Luxor is pursuing distribution arrangements with other Hampton branches.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The Canadian Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V | September 4, 2001 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 24.2001** | STANDARD & POOR'S LISTED

Marketing Events in Luxor Industrial Corporation
International Wood Products of Clackamas, Oregon Joins List of Distributors Selling Luxor's IBS 2000® Load Sharing Connectors™

Clackamas, Oregon...International Wood Products (IWP) Orders IBS 2000® for Use with Engineered I-Joists. The International Wood Products branch in Clackamas, Oregon has placed orders for IBS 2000® for application with I-Joists. IWP offers a full line of engineered wood products to their customers in the Pacific Northwest. Luxor's staff conducted a product introduction seminar with 16 IWP sales and technical personnel.

Milton, Ontario...Tiffany Park Estates Joins Growing List of Builders Using IBS 2000®. Tiffany Park Estates is using IBS 2000® with 2 X 8 lumber joists at their Main Street Village Site in Milton. As some models have 14' spans, the IBS 2000® allows the use of 2 X 8 joists throughout the floor without having to go to more expensive deeper joists.

San Francisco, California...Luxor Introduces IBS 2000® at PCBC Show 2001. IBS 2000® Load Sharing Connectors™ received an enthusiastic response at the PCBC Show 2001 in San Francisco. The Show annually attracts approximately 20,000 building industry professionals. Luxor representatives spoke to hundreds of builders, many of whom were from the San Francisco Bay Area. The majority of the builders were involved with construction of custom homes where floor bounce and vibration has been an ongoing problem.

Truckee, California...Luxor Conducts Seminar with TTEA. IBS 2000® was introduced to approximately 15 engineers at the monthly meeting of the Tahoe Truckee Engineer's Association in Truckee. It was indicated that IBS 2000® would be an asset to the designers and builders due to the large number of custom and luxury homes being built in the region. Bounce and vibration in floors is a major issue due to long spans and heavy loads in various living areas.

Ontario...IBS 2000® Load Sharing Connectors™ Used in New Sites. Jeffery Homes at their Estates of Kedron site in Oshawa, Great West Developments in Phase II at their Golden Mills site in Markham and the Kaitlin Group at their Kingshill site in Richmond Hill are using IBS 2000® Load Sharing Connectors™

Windsor, Ontario...Initial Ontario Applications with Louisiana Pacific I-Joist. IBS 2000® Connectors are being used for the first time with Louisiana Pacific I-Joists in Ontario. Custom homes in the Greater Windsor Area are utilizing the system by using IBS 2000® with 11 7/8" depth I-Joists in long span areas. Builders are able to save money as they otherwise would have to use 14" depth I-Joists throughout the whole floor due to one long span.

Vaughan, Ontario...Initial Ontario Application with Boise Cascade All Joist. IBS 2000® Connectors are being utilized for the first time in Ontario with 14 " deep Boise Cascade All Joist I-Joists in a 7000 sq. ft. custom home in Vaughan. IBS 2000® is being used with the published All Joist Spans to stiffen the floor.

Vaughan, Ontario...Edgeport Homes Another First Time User of IBS 2000®. Edgeport Homes is using the IBS 2000® Connectors at their Sonoma site in Vaughan. Some models are utilizing the product on the floors above the garage. By utilizing the IBS 2000® with 2 X 8 lumber joists, only one steel beam is needed in this area.

Markham, Ontario...Project Commences with Chiavatti Homes. Chiavatti Homes is using the IBS 2000® Connectors at their Rouge North site in Markham. Certain models have jog areas. To keep the same 2 X 10 depth throughout the floor, IBS 2000 ® was used in the jog areas.

Markham, Ontario...Beaverbrook Homes Another First Time User of IBS 2000®. Beaverbrook Homes is using the IBS 2000® Connectors at their Cornell site in Markham. IBS 2000® is being used with 2 X 8 lumber joists for spans in the 14 ' range.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V September 10, 2001 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 25.2001** STANDARD & POOR'S LISTED

NEWS RELEASE

LUXOR INDUSTRIAL CORPORATION ("the Company"), on July 17, 2001, announced a private placement of 437,500 units at $0.40 per unit, of which 405,000 shares are subject to a hold period and may not be traded in British Columbia until July 17, 2002. A further 32,500 shares are subject to a hold period and may not be traded in British Columbia until December 23, 2001. The private placement was closed in August, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"TERRY O. LASHMAN"
TERRY O. LASHMAN
President

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The Canadian Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

TRADING SYMBOL: (CDNX) LRL.V | October 22, 2001 | 12g3(b)#82-822

TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 26.2001** | STANDARD & POOR'S LISTED

Appointment of Mark Tiller as Sales Manager for IBS 2000® Load Sharing Connectors™ in the Eastern United States

Luxor Industrial Corporation is pleased to announce Mark Tiller has joined Bassett Manufacturing, Inc., located in Sunbury, Pennsylvania, as Sales Manager for Luxor's IBS 2000® Load Sharing Connectors™ in the eastern United States markets. Bassett manufacture and assemble IBS 2000® units for distribution to central and eastern U.S. markets.

In his capacity, Mr. Tiller will be responsible for all aspects of product sales which will include increasing product distribution as well as contact with building materials dealers, builders and specifiers.

Prior to relocating to Pennsylvania, Mr. Tiller was Assistant Sales Manager for a large construction equipment company in Illinois, where he was responsible for sales and marketing.

Luxor's Vice-President Sales and Marketing, Ken McClelland states "...we are excited with Mr. Tillers appointment and feel his extensive sales experience will assist the Company in establishing itself as a leader in wood frame building systems innovations."

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The Canadian Venture Exchange has neither approved nor disapproved this announcement

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V	November 5, 2001	12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF	**PRESS RELEASE 27.2001**	STANDARD & POOR'S LISTED

Ontario Marketing Events in Luxor Industrial Corporation
Tor-Bel Homes Uses Luxor's IBS 2000® Load Sharing Connectors™ with Jager's JSI I-Joists

Toronto, Ontario...New Builder Uses IBS 2000® JSI I-Joist System. IBS 2000® Connectors and Jager JSI I-Joists are being used with a new builder, Tor-Bel Homes. JSI 25 series 11 1/2" depth at 16" o/c are being used with one row of IBS 2000®. This resulted in savings as the large (bonus) rooms above the garage and other long span rooms did not require larger more expensive I-Joists. The framers were amazed at how stiff the floor became when they started installing the IBS 2000®.

Ontario...Projects Commence with Riel Homes and the Foley Group. IBS 2000® Connectors are being used by Riel Homes in Peterborough and by the Foley Group in Oshawa. The Foley Group was one of the first builders to use IBS 2000® in Ontario.

Richmond Hill, Ontario...IBS 2000® Showcased at OBOA. Luxor exhibited its IBS 2000® Connectors at the Ontairo Building Officials Association Show in Richmond Hill. Building officials from throughout Ontairo including inspectors, plans examiners and structural engineers attended this annual event. Many officials commented on observing IBS 2000® on sites in their respective areas.

Mississauga, Ontario...Three Projects Commence with Mattamy Homes, Canada's Largest Builder. Mattamy Homes is using IBS 2000® with 2 X 8 lumber joists at their Avonlea on the Pond, Creditview Country Club and Churchill Meadows sites in Mississauga. The system is being used for jog areas, long span rooms including rooms above double garages and for areas at maximum spans as per building code.

Ontario...Projects Commence with Aberdeen Homes, Castle Rock Developments and Carson Reid. IBS 2000® Connectors are being used by Aberdeen Homes at their Berry Patch site in Cambridge, Castle Rock Developments in phase 2 of their Golden Mills site in Markham and by Carson Reid at their Starwood site in Guelph. Carson Reid was one of the first builders to use IBS 2000® in Ontairo.

Brantford, Ontario...Empire Homes Another First Time User of IBS 2000®. Empire Homes is using the IBS 2000® Connectors with 2 x 8 and 2 x 10 lumber joists at their Windfield site in Brantford.

Toronto, Ontario...Phase 2 of Bridlewood Project Commences with Heathwood Homes. IBS 2000® Connectors are being used by Heathwood Homes in phase 2 of their Bridlewood site. One or two rows of IBS 2000® are being installed with 2 x 8 lumber joists in jog areas and in rooms above double car garages.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V — November 26, 2001 — 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF — **PRESS RELEASE 28.2001** — STANDARD & POOR'S LISTED

Luxor Achieves Record Nine Month IBS 2000® Sales

Luxor Industrial Corporation is pleased to announce sales for the nine month period ending September 30 of its patented IBS 2000® Load Sharing Connectors™ were a record $698,316, up 98% compared to 352,618 for the same period of 2000. Sales for the third quarter of 2001 were $243,026, up 91% compared to $127,393 in the third quarter of 2000. Third quarter sales were down 4% compared to $253,481 in the second quarter of 2001. September sales were adversely affected by the events of September 11. The Company expects fourth quarter sales to be less than envisioned prior to September.

The overall increased sales pace is a continuation of the growth trend that began in the second half of 2000. Notwithstanding the events of September 11, the Company is confident the sales of IBS 2000® can be increased to the level necessary for the profitable operation of the Company.

The Company is continuing to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Improved cash flow is allowing the Company to move forward on enacting its marketing program. Continuing activities in addition to the selection of distributors, include direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

August 10, 2001

Canadian Venture Exchange
P.O. Box 10333, 609 Granville Street
Vancouver, B.C. V7Y 1H1

Attn: Karen Chernoff
Analyst

Re: 437,500 Units of Private Placement

Dear Sirs:

We refer to your letter dated July 31, 2001 wherein you have acknowledged receipt of our Notice Letter dated July 20, 2001 concerning the proposed Private Placement. In that connection, we are enclosing the following for filing with you:

- A Declaration of Certified Filing (Form 4C)
- A Private Placement Summary Form (Form 4B with Exhibit 3)
- A copy of your letter dated July 31, 2001.

Please telephone the undersigned if you have any questions or further requirements.

Yours truly,

LUXOR INDUSTRIAL CORPORATION

GARY G. LIU
Director

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

C A N A D I A N V E N T U R E E X C H A N G E

August 15, 2001

By Facsimile: 683-2003

Luxor Industrial Corporation
Suite 702-889 West Pender Street
Vancouver, B.C.
V6C 3B2

Attention: Gary Liu

Dear Sirs\Mesdames:

RE: LUXOR INDUSTRIAL CORPORATION ("LRL")
Private Placement-Non-Brokered – Submission No. 66855

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 17, 2001:

Number of Shares:	437,500 shares
Purchase Price:	$0.40 per share
Warrants:	437,500 non-transferable share purchase warrants to purchase 437,500 shares
Warrant Exercise Price:	$0.50 for a two year period
Number of Placees:	11 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P**	**# of Shares**
Cancom Int'l Trading	Y	32,500

The Company must issue a news release if the private placement does not close promptly.

CANADIAN VENTURE EXCHANGE

LUXOR INDUSTRIAL CORPORATION
August 15, 2001
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\le

cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\749382\1

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

SEC MAIL RECEIVED JUN 03 2002 PROCESSING SECTION WASH, D.C. 155

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 06 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,048,600 **			7,500 *	66,000 *			990,100	I	*
COMMON-WARRANTS	239,789							239,789		*
COMMON-OPTIONS	300,000							300,000	D	
COMMON-ESCROW	411,250	14 05 01	97		411,250 ***			-0-	D	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD. *** CANCELLED ESCROW SHARES

** RRSP - 63,963 INCLUDED

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 07 01

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

6/7/01

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
1/6/01					1048600	1 CANCOM INTERNATIONAL TRADING LTD.
8/6/01	10		8000	0.45	1040600	1 CANCOM INTERNATIONAL TRADING LTD.
13/6/01	10		2000	0.50	1038600	1 CANCOM INTERNATIONAL TRADING LTD.
14/6/01	10		10000	0.45	1028600	1 CANCOM INTERNATIONAL TRADING LTD.
15/6/01	10	3000		0.39	1031600	1 CANCOM INTERNATIONAL TRADING LTD.
20/6/01	10	2500		0.38	1034100	1 CANCOM INTERNATIONAL TRADING LTD.
21/6/01	10		7500	0.45	1026600	1 CANCOM INTERNATIONAL TRADING LTD.
22/6/01	10		8500	0.45	1018100	1 CANCOM INTERNATIONAL TRADING LTD.
22/6/01	10	2000		0.40	1020100	1 CANCOM INTERNATIONAL TRADING LTD.
25/6/01	10		5000	0.48	1015100	1 CANCOM INTERNATIONAL TRADING LTD.
26/6/01	10		25000	0.45	990100	1 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		7500	66000			

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

SEC MAIL PROCESSING SECTION RECEIVED JUN 0 3 2002 WASH. D.C. 155

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 06 MONTH 07 YEAR 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 3003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	990,100 **					8,000*	8,500*			989,600	I	*
Common-Warrants	239,789									239,789	I	*
Common-Options	300,000									300,000	D	

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,963 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 07 MONTH 08 YEAR 01

7/8/01

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
1/7/01					990100	1 CANCOM INTERNATIONAL TRADING LTD.
6/7/01	10	2500		0.41	992600	1 CANCOM INTERNATIONAL TRADING LTD.
10/7/01	10	2500		0.40	995100	1 CANCOM INTERNATIONAL TRADING LTD.
13/7/01	10		8500	0.45	986600	1 CANCOM INTERNATIONAL TRADING LTD.
23/7/01	10	500		0.38	987100	1 CANCOM INTERNATIONAL TRADING LTD.
25/7/01	10	500		0.38	987600	1 CANCOM INTERNATIONAL TRADING LTD.
26/7/01	10	1000		0.38	988600	1 CANCOM INTERNATIONAL TRADING LTD.
31/7/01	10	1000		0.38	989600	1 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		8000	8500			

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. DC 155 SECTION

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 07 MONTH 08 YEAR 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN
GIVEN NAMES: TERRY OTMAR
NO. STREET APT: 6138 GRANVILLE STREET
CITY: VANCOUVER
PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3
BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929
BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	989,600 **					46,000 *				1,035,600	I	*
COMMON-WARRANTS	239,789	23	08	01	65	32,500		0.40		272,289	I	*
COMMON-OPTIONS	300,000									300,000	D	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,963 INCLUDED

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN
SIGNATURE: [signature]
DATE OF THE REPORT: DAY 07 MONTH 09 YEAR 01

FIN 2036 Rev. 95/2/22 HB - 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

7/9/01

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
1/8/01					989600	1 CANCOM INTERNATIONAL TRADING LTD.
8/8/01	10	500		0.35	990100	1 CANCOM INTERNATIONAL TRADING LTD.
8/8/01	10	1000		0.39	991100	1 CANCOM INTERNATIONAL TRADING LTD.
13/8/01	10	4500		0.34	995600	1 CANCOM INTERNATIONAL TRADING LTD.
13/8/01	10	4500		0.35	1000100	1 CANCOM INTERNATIONAL TRADING LTD.
13/8/01	10	500		0.40	1000600	1 CANCOM INTERNATIONAL TRADING LTD.
16/8/01	10	1500		0.39	1002100	1 CANCOM INTERNATIONAL TRADING LTD.
23/8/01	10	500		0.35	1002600	1 CANCOM INTERNATIONAL TRADING LTD.
23/8/01	11	32500		0.40	1035100	1 CANCOM INTERNATIONAL TRADING LTD.
24/8/01	10	500		0.37	1035600	1 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		46000	0			

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 09 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. 6138 STREET GRANVILLE STREET APT

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,035,600**					18,000*	31,500*			1,022,100	I	*
Common-Warrants	272,289	16	09	01	71		58,660	0.90		213,629	I	*
Common-Options	300,000									300,000	D	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD. (SEE ATTACHED SHEET)

** RRSP - 63,963 INCLUDED

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 1 01 01 01

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

10/10/01

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
1/9/01					1035600	1 CANCOM INTERNATIONAL TRADING LTD.
6/9/01	10		6000	0.40	1029600	1 CANCOM INTERNATIONAL TRADING LTD.
7/9/01	10	2500		0.32	1032100	1 CANCOM INTERNATIONAL TRADING LTD.
7/9/01	10	5000		0.30	1037100	1 CANCOM INTERNATIONAL TRADING LTD.
7/9/01	10	2500		0.35	1039600	1 CANCOM INTERNATIONAL TRADING LTD.
7/9/01	10		9500	0.35	1030100	1 CANCOM INTERNATIONAL TRADING LTD.
10/9/01	10	5000		0.32	1035100	1 CANCOM INTERNATIONAL TRADING LTD.
13/9/01	10	1000		0.34	1036100	1 CANCOM INTERNATIONAL TRADING LTD.
13/9/01	10	1000		0.30	1037100	1 CANCOM INTERNATIONAL TRADING LTD.
18/9/01	10		16000	0.38	1021100	1 CANCOM INTERNATIONAL TRADING LTD.
27/9/01	10	500		0.30	1021600	1 CANCOM INTERNATIONAL TRADING LTD.
28/9/01	10	500		0.34	1022100	1 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		18000	31500			

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
10/1/2001					1022100	1 CANCOM INTERNATIONAL TRADING LTD.
10/2/2001	10		2500	0.34	1019600	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	5000		0.30	1024600	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	1000		0.35	1025600	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	2500		0.26	1028100	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	4000		0.27	1032100	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	1000		0.26	1033100	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	6500		0.25	1039600	1 CANCOM INTERNATIONAL TRADING LTD.
10/4/2001	10	1500		0.26	1041100	1 CANCOM INTERNATIONAL TRADING LTD.
10/5/2001	~~10~~ 20		20000	0.30	1021100	1 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		21500	22500			

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 20 10 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,021,100 **					10,000	1,500			1,029,600	1	*
COMMON-WARRANTS	213,629									213,629	1	*
COMMON-OPTIONS	300,000									300,000	0	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,963 INCLUDED

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 31 10 01

FIN 2036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

20/10/01

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
5/10/01					1021100	1 CANCOM INTERNATIONAL TRADING LTD.
12/10/01	10	1000		0.22	1022100	1 CANCOM INTERNATIONAL TRADING LTD.
12/10/01	10	2000		0.23	1024100	1 CANCOM INTERNATIONAL TRADING LTD.
15/10/01	10		1500	0.30	1022600	1 CANCOM INTERNATIONAL TRADING LTD.
17/10/01	10	1000		0.30	1023600	1 CANCOM INTERNATIONAL TRADING LTD.
17/10/01	10	1500		0.22	1025100	1 CANCOM INTERNATIONAL TRADING LTD.
17/10/01	10	4500		0.23	1029600	1 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		10000	1500			

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

SEC MAIL RECEIVED PROCESSING JUN 03 2002 WASH. D.C.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): [illegible]

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA ☐ QUEBEC ☐ SASKATCHEWAN
☐ MANITOBA ☐ UNITED STATES ☐ NASDAQ ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,029,600 **	30/10/01	10	1,000		0.25		1,030,600	I	*
		31/10/01	10		5,000	0.36		1,025,600	I	*
		01/11/01	10	1,000		0.30		1,026,600	I	*
		01/11/01	10	3,000		0.27		1,029,600	I	*
		09/11/01	10	1,000		0.27		1,030,600	I	*
COMMON-WARRANTS	213,629							213,629	I	*
COMMON-OPTIONS	300,000							300,000	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,963 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 13/11/01

FIN 2036 Rev. 95 / 2 / 22 H.B. – 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

MAIL PROCESSING SECTION RECEIVED JUN 03 2002 WASH. D.C. 155

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 13 MONTH 11 YEAR 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN
GIVEN NAMES: TERRY OTMAR
NO. 6138 STREET GRANVILLE STREET APT
CITY: VANCOUVER
PROV.: BRITISH COLUMBIA POSTAL CODE: V6M3E3
BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929
BUSINESS FAX NUMBER: 604 - 683 - 2003
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,030,600 **	30	11	01	10	1,000		0.25		1,031,600	I	*
		03	12	01	10	1,000		0.22		1,032,600	I	*
		03	12	01	10		8,000	0.30		1,024,600	I	*
		06	12	01	10	1,500		0.25		1,026,100	I	*
COMMON-WARRANTS	213,629									213,629	I	*
COMMON-OPTIONS	300,000									300,000	D	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,963 INCLUDED

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN
SIGNATURE: [signature]
DATE OF THE REPORT: DAY 10 MONTH 12 YEAR 01

FIN 2036 Rev. 95 / 2 / 22 H.B — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

When freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

SEC MAIL PROCESSING JUN 0 3 2002 WASH. DC 155 SECTION

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 10 MONTH 12 YEAR 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN
GIVEN NAMES: TERRY OTMAR
NO. / STREET / APT: 6138 GRANVILLE STREET
CITY: VANCOUVER
PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3
BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929
BUSINESS FAX NUMBER: 604 - 683 - 2003
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,026,100 **	11	12	01	10	1,500		0.25		1,027,600	I	*
		12	12	01	10	2,500		0.25		1,030,100	I	*
Common—Warrants	213,629									213,629	I	*
Common—Options	300,000									300,000	D	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. – 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,963 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 21 MONTH 12 YEAR 01

INSIDER REPORT

(See instructions on the back of this report)

Where [illegible] of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this report will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

SEC MAIL PROCESSING SECTION RECEIVED JUN 0 3 2002 WASH. D.C. 155

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 01 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [X] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LIU

GIVEN NAMES: GARY QUONAN

NO. 22888 STREET WINDSOR COURT APT 114

CITY: RICHMOND

PROV: B.C. POSTAL CODE: V6V 2W6

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 684 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	18,100									18,100	D	
Common	20,900									20,900	I	RRSP

BOX 6. REMARKS

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GARY Q. LIU

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 07 01